CONFIDENTIAL TREATMENT REQUESTED BY INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD. PURSUANT TO 17 C.F.R. §200.83

January 17, 2020

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn:  David Gessert and Michael Clampitt

Re:	International General Insurance Holdings Ltd. Registration Statement on Form F-4 Filed December 9, 2019 File No. 333-235427

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND PROVIDED TO THE DIVISION OF CORPORATION FINANCE. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Dear Messrs. Gessert and Clampitt:

International General Insurance Holdings Ltd. (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated January 6, 2020, regarding the Company’s Registration Statement on Form F-4 which was filed on December 9, 2019 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Registration Statement on Form F-4

Cover Page

1.	We note in the letter to the stockholders of Tiberius Acquisition Corporation that Proposal 1 asks shareholders to both (i) approve the Business Combination Agreement and (ii) adopt the Amended and Restated Pubco Bye-laws. Please revise to unbundle and state separately these two matters to be acted upon or tell us why they are not required to be stated separately. Refer to Exchange Act Rule 14a-4(a)(3) for guidance.

The Company acknowledges the Staff’s comment. We understand the Staff’s views regarding the unbundling of a bye-law amendment from a business combination proposal, and appreciate that a registrant may not circumvent a separate vote on proposals by merely creating a new entity and effecting amendments by means of a merger. However, we believe that the circumstances relating to the Tiberius/IGI business combination are distinguishable from the foregoing, for the following reasons, and that the approval of the Business Combination Agreement and of the Amended and Restated Pubco Bye-laws are not required to be stated separately:

●	Unbundling represents, as we understand, an effort to assure that shareholders have a vote on each material change sought to be made to the bye-laws, with the bye-laws as adopted being based on the results of each individual vote. However, providing for a separate vote with respect to Pubco’s bye-laws would, we believe, serve no useful purpose, insofar as the shareholders of Tiberius will be voting on the business combination itself, and the failure to separately approve any proposed change to the bye-laws would be contrary to the terms of the Business Combination Agreement and result in the failure to close the business combination (even if the shareholders have separately approved the business combination). Each of the aspects of the business combination is therefore part of the business combination vote, including not only accepting the Pubco bye-law provisions, but also the valuation and exchange ratios associated with the business combination, the terms and timing of payments to the sellers, the corporate structure of Pubco following the business combination, the change of control to be effected by the business combination, and the identity of the directors and management of Pubco going forward. Most significantly, the business combination will involve a decision by Tiberius shareholders to cease to be a special purpose acquisition company and instead to become an operating company engaged in the business activities in which IGI is currently engaged. The transaction is more in the nature of a sale of Tiberius to a third party (the IGI shareholders) than a reorganization solely within the control of Tiberius.

[***] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission
January 17, 2020

●	The Pubco amended and restated bye-laws are set forth as an appendix to the Business Combination Agreement and constitute a part of such agreement. Therefore, the vote to approve the Business Combination Agreement inherently involves a vote on the Pubco amended and restated bye-laws, among other things.

●	The organization of Pubco, including its bye-law provisions, was not solely within the discretion of Tiberius, but was integral to the overall negotiations between Tiberius, IGI and the other parties to the Business Combination Agreement. The provisions of the Pubco bye-laws reflect the basis upon which IGI intends to operate following the business combination. We note that, following the business combination, the current shareholders of IGI, and not the shareholders of Tiberius, will control Pubco.

●

If there are to be any changes to Pubco’s bye-laws, under Bermuda law, the only parties who have the authority to effect such amendments before the consummation of the business combination are the current Pubco board of directors together with the Pubco shareholders. Prior to the business combination, the Tiberius shareholders have no legal ability to vote to amend Pubco’s bye-laws.

For the above reasons, the Company respectfully submits that the request by the Staff that there be a separate vote by the Tiberius shareholders on the Pubco bye-laws should not be applicable to the proposed transaction.

2.	We note that several of the proposals you are submitting for shareholder action are conditioned upon shareholder approval of the Business Combination Proposal. Please revise the narrative following the summary of the proposals to disclose whether the Business Combination is conditioned upon shareholder approval of any of the other proposals. If it is not then please explain what will happen if the Business Combination Proposal is approved but Proposal 3, the Share Issuance Proposal, is not.

In response to the Staff’s comment, we have revised the Registration Statement to disclose that the Business Combination is conditioned upon the shareholder approval of each of the Incentive Compensation Plan Proposal and the Share Issuance Proposal. The revised disclosure can be found in the notice of special meeting following the summary of the proposals and on pages 10, 23, 156 and 157 of the Registration Statement.

3.	Please revise to provide a cross reference to the risk factors section that conforms to the requirements of Item 501(b)(5) of Regulation S-K.

In response to the Staff’s comment, we have revised the Registration Statement to add a more complete cross reference to the risk factors section thereof pursuant to the requirements of Item 501(b)(5) of Regulation S-K. The revised disclosure can be found on the cover page of the proxy statement/prospectus.

[***] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission
January 17, 2020

4.	Please disclose on the Proxy Statement/Prospectus cover page that concurrent with this offering Pubco will issue 28,372,900 of its common shares to holders of IGI common stock under Regulation S that are not being registered here.

In response to the Staff’s comment, we have revised the Registration Statement to disclose that, concurrent with the offering of Pubco securities that are being registered therein, Pubco will issue 28,372,900 of its common shares to holders of IGI common stock in reliance upon an exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended. The revised disclosure can be found on the cover page of the proxy statement/prospectus.

Summary of the Material Terms of the Business Combination, page 7

5.	We note your disclosure in the first paragraph on page 8 that Pubco common shares equal to 2.5% of the total Transaction Consideration will be issued in the name of the Sellers but will be set aside in escrow at the Closing to be used as the sole source of remedy available to Pubco for any post-closing negative adjustments to the total Transaction Consideration. Briefly describe the circumstances that could give rise to any post-closing negative adjustments and explain how such adjustments could affect total Transaction Consideration.

We respectfully advise the Staff that the post-closing Transaction Consideration adjustments are described under “The Business Combination Proposal - The Business Combination Agreement and Related Agreements – General Terms, Effects and Consideration” of the Registration Statement.  The Transaction Consideration is equal to (i) the sum of (A) the total consolidated book equity value of IGI and its subsidiaries as of the most recent month end of IGI prior to the closing of the business combination (the “Book Value”), plus (B) the IGI transaction expenses that reduced Book Value, multiplied by (ii) 1.22, and multiplied by (iii) the percentage of IGI shareholders that agree to exchange their shares.  The Book Value and IGI transaction expenses will be estimated at the closing of the business combination (since the full financial statements for the most recent month end prior to the closing may not have been prepared as of the closing) and subject to a post-closing true-up.  If the finally determined Book Value, net of IGI transaction expenses that reduced Book Value, is less than the Book Value which was estimated at closing, net of IGI transaction expenses that reduced Book Value, then there would be a negative adjustment. The maximum number of shares which the IGI shareholders would forego in the event of a negative adjustment is 900,710 (based on IGI’s book value as of June 30, 2019, estimating the redemption price of Tiberius common stock in March 2020 and assuming no redemptions by Tiberius shareholders).

We have revised the Registration Statement to describe the foregoing in the section entitled “Summary of the Material Terms of the Business Combination”. The revised disclosure can be found on page 7 of the Registration Statement.

Risk Factors

Risks Relating to the Business and Operations of IGI

The exit of the United Kingdom from the European Union could have a material adverse effect on IGI’s business, page 82

6.	Please expand this risk factor to describe the magnitude and relative importance of IGI's UK operations. In this regard, we note your disclosure under Business of IGI on page 175 related to GWP by geography.

In response to the Staff’s comment, the Company has revised the disclosure on page 82 of the Registration Statement.

[***] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission
January 17, 2020

The Business Combination Proposal

The Business Combination Agreement and Related Agreements- Illustration of Transaction

Consideration and Post-Closing Pubco Ownership, page 95

7.	Please revise to include a table illustrating, pursuant to the Business Combination Agreement, the per share consideration that will be paid for each share of Tiberius and IGI common stock, respectfully, that is exchanged. For shares of IGI common stock exchanged, show the value of the consideration paid per share for shares exchanged for equity consideration and those exchanged for cash consideration separately.

In response to the Staff’s comment, the Company has revised the disclosure on page 96 of the Registration Statement.

Background of the Business Combination, page 104

8.	We note your disclosure on page 110 that transaction terms related to “enhanced economics for IGI shareholders” were discussed on April 1, 2019. Please expand your disclosure to describe the nature of the terms that were discussed.

In response to the Staff’s comment, we have expanded the disclosure to describe the nature of the terms that were discussed by the parties on April 1, 2019. The revised disclosure can be found on page 110 of the Registration Statement.

Tiberius Board of Directors’ Reasons for the Approval of the Business Combination, page 116

9.	We note your disclosure that the comparable transactions you reviewed in determining the IGI acquisition price-to-book multiple of 1.22x equaled on average 2.30x book value. Please expand your disclosure to provide the respective price-to-book multiple for each comparable company you have listed.

In response to the Staff’s comment, we have added a table that shows the respective price-to-book multiple for each comparable company listed in the Registration Statement. The revised disclosure can be found on page 116 of the Registration Statement.

Unaudited Pro Forma Combined Financial Statements

Accounting for the Business Combination, page 144

10.	Your statement here that you present the net assets of Tiberius Acquisition Corporation acquired at historical cost is inconsistent with that in the first paragraphs on pages 27 and 142. Please address the following:

●	Tell us why it is appropriate to reflect the net assets of Tiberius at historical cost in your pro forma financial statements and in your anticipated post-merger financial statements. Reference for us the authoritative literature you rely upon to support your position specifically indicating how your accounting complies with IFRS 3.18.

●	Revise your disclosure on pages 27, 142 and 144 to consistently present the appropriate anticipated accounting treatment.

IFRS 3.18 states that the identifiable assets acquired and liabilities assumed as part of a business combination are measured at the date of acquisition at their fair values, with limited exception. None of the exceptions applies in our circumstance. Pursuant to IFRS 3.18, we have adjusted the accounting treatment paragraph on page 146 of the Registration Statement to state that the net assets of Tiberius will be recorded at fair value. The revised disclosure aligns with the disclosed treatment on pages 26 and 143 of the Registration Statement.

[***] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission
January 17, 2020

IGI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-IFRS Financial Measures

Net operating income, page 212

11.	Please revise the title of this non-IFRS financial measure given that it is confusingly similar to IFRS-compliant measures used by many companies. See Item 10(e)(1)(ii)(E) of Regulation S-K.

The Company acknowledges the Staff’s comment regarding the use of “Net Operating Income”. However, we respectfully advise that the use of non-IFRS compliant measure of “Net Operating Income” is sufficiently different from our comparable IFRS-compliant measure of “Profit for the Period”. Given there are no similarities in the terms between the two measures, we believe investors will understand they are different.

In addition, we have provided a reconciliation between the IFRS and Non-IFRS measures on page 216 and believe we are compliant with Item 10(e)(1)(ii)(E) of Regulation S-K. We have also consulted with our advisors and determined that “Net Operating Income” is not an IFRS-compliant measure.

Furthermore, we have considered comparable non-GAAP terminology used by other SEC-registered insurance peers and listing them below for your reference:

SEC Registrant	GAAP Income Measure	Non-GAAP Income Measure
Arch Capital Group Ltd.	Net Income	After-tax Operating Income
Axis Capital Holdings Ltd	Net Income	Operating Income
James River Group Holdings Ltd.	Net Income	Adjusted Net Operating Income
Kinsale Capital Group, Inc.	Net Income	Net Operating Earnings
American Financial Group, Inc.	Net Earnings	Core Operating Earnings
Palomar Holdings, Inc.	Net Income	Adjusted Net Income
ProSight Global, Inc.	Net Income	Adjusted Operating Income
Sirius International Insurance Group, Ltd.	Net (loss) income	Operating (loss) attributable to common shareholders

There are also numerous similar examples of insurance peers including Aviva plc (listed below) that prepare accounts under IFRS.

IFRS Reporter	IFRS Income Measure	Non-IFRS Income Measure
Aviva plc	Profit for the year	Adjusted Operating Profit

Based on the above, we believe that “Net Operating Income” is sufficiently different from “Profit after Tax” and similar to terminology used by our peers including those that are SEC registrants and IFRS reporters. Use of “Net Operating Income” will better allow investors to compare our non-IFRS measures to other SEC-registered insurers that are relevant peers and enhance the understanding of our financial information by potential investors, analysts, rating agencies and others who use it in evaluating our performance.

Results of Operations, page 213

12.	It is apparent from your claims reserve rollforward on page 247 that prior year development is significant to both the beginning claims reserves and profit before tax for each of 2016, 2017 and 2018. Although you mention prior year development in your results of operations discussions for specialty long-tailed business in 2017 on page 226 and for specialty short-tailed business in 2019 on page 229 and for your reinsurance business in 2019 on page 233, you do not appear to fully discuss prior period development. Please revise your disclosure to discuss the existence of prior period development in each period, the impact on your claims expense and earnings and the underlying causes for this development. Where appropriate in your revised disclosure, separately identify changed estimates of frequency versus changes in severity.

In response to the Staff’s comment, the Company has revised the disclosure on pages 250 and 251 of the Registration Statement.

Results of operations – Specialty Long-tail Segment, page 223

13.	In the last paragraph on page 225 you indicate that you established "a more conservative view in setting IBNR reserves across the long-tail Segment" in 2018. Please revise your disclosure to explain why a more conservative approach was necessary. In addition, separately explain to us why this more conservative approach was not warranted in an earlier period.

In response to the Staff’s comment, the Company has revised the disclosure on pages 230 and 231 of the Registration Statement.

14.	It is apparent from the table on page 226 that the claims and claims expense ratios for your financial institutions and marine liability lines of business have changed drastically over all periods presented. Please revise your disclosure to explain the underlying causes of these changes. This comment also applies to all the specialty short-tail lines disclosed in the table on page 230.

In response to the Staff’s comment, the Company has revised the disclosure on pages 231 and 235 of the Registration Statement.

Contractual Obligations, page 238

15.	Please revise the table provided to disaggregate your obligations more than one year into the following categories stipulated in Item 5.F.1. of Form 20-F:

● One to three years;

● Three to five years; and

● More than five years

In response to the Staff’s comment, the Company has revised the disclosure on page 242 of the Registration Statement. With respect to the potential insurance claims also discussed in this section, it is not possible to break down such claims into 1-3 years, 3-5 years and more than 5 years, as the timing and magnitude of any such claim is not knowable.

[***] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission
January 17, 2020

Reinsurance, page 241

16.	Given the significance of reinsurance ceded to your operations, please disclose the reasons for changes in your reinsurance strategy that significantly impact your operating results since the beginning of 2016. In this regard, for example, in the first paragraph on page 216 you disclose three significant changes in reinsurance but you do not disclose why you changed your reinsurance strategy in each instance.

In response to the Staff’s comment, the Company has revised the disclosure on pages 219, 244 and 245 of the Registration Statement.

Reinsurance Recoverables, page 241

17.	Given the significance of your reinsurance recoverables to both assets and equity, please disclose the identities of your significant reinsurers and the recoverables from each.

In response to the Staff’s comment, the Company has revised the disclosure on page 245 of the Registration Statement.

Beneficial Ownership of Securities

Security Ownership of IGI, page 271

18.	We note the security ownership disclosed for several officers and directors of IGI, including Mohammad Ahmad Abu Ghazaleh, Hani Jabsheh, Walid Jabsheh and Hatem Jabsheh, excludes shares held by family members of those officers and directors. Please revise to disclose shares held by family members in the share ownership totals for each respective officer or director, regardless of whether or not they disclaim beneficial ownership. Alternately, please tell us why such officers or directors should not be considered the beneficial owners of all of the shares owned by their respective family members. Refer to Exchange Act Rule 13(d)(3). Please make conforming changes to the Security Ownership of Certain Beneficial Owners and Management of Pubco table on page 272.

In response to the Staff’s comment, the Company has revised the disclosure on pages 271, 272 and 274 of the Registration Statement.

For each individual, the individual’s beneficial ownership has been revised to include shares owned by such individual, his or her spouse, and his or her minor children. However, the beneficial ownership of an individual has not been adjusted to include shares held by an individual’s father, brother or adult children where the individual does not have the power to vote, or direct the voting, of such shares, or the power to dispose, or to direct the disposition, of such shares.

Thus, for each individual, the beneficial ownership table includes shares held by family members for which such individual has or shares voting or investment power. This is based on Exchange Act Rule 13d-3, which provides that a beneficial owner of a security includes any person who, directly or directly, has or shares voting power which includes the power to vote, or to direct the voting of, such security, and/or investment power which includes the power to dispose, or to direct the disposition of, such security. It is also based on (1) Release 34-13291 (February 24, 1977) (“Adopting of Beneficial Ownership Disclosure Requirements”), Example 4, which indicates that a father and son are not deemed to beneficially own each other’s securities “in the absence of other facts which would indicate the presence of power to direct the voting or disposition of the other’s securities” and (2) C&DI 105.5 (Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting) (2009), which indicates that family member ownership is not attributed automatically to other family members absent a determination that they share voting or dispositive authority.

[***] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission
January 17, 2020

Description of Pubco Securities

Class Actions and Derivative Suits, page 291

19.	We note that the Amended and Restated Pubco Bye-laws provide that shareholders waive any claim or right of action such shareholder might have, whether individually or by or in the right of Pubco, against any director or officer of Pubco for their official acts or omissions. We further note the Bye-laws provide for the Supreme Court of Bermuda as the exclusive forum for certain litigation, including any derivative action. Please disclose whether these provisions apply to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If either provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If either provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the respective provision in the Bye-laws states this clearly, or tell us how you will inform investors in future filings that such provision does not apply to any actions arising under the Securities Act or Exchange Act. Please also add a separately captioned risk factor addressing the impact of these provisions on the investors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 47 and 291 of the Registration Statement.

Expected credit loss for insurance receivables, page F-109

20.	You disclose that you consider insurance receivables in default when contractual payments are 360 days past due. Please tell us why your default classification extends to almost one year past due and why you do not have a shorter period or cancel the underlying insurance policy. In your response tell us the aging of your insurance receivables at June 30, 2019 and December 31, 2018 in the following categories:

●	Amounts currently due;
●	Amounts past due by up to 90 days;
●	Amounts past due by up to 91 days to 180 days;
●	Amounts past due by up to 181 days to 270 days;
●	Amounts past due by up to 271 days to 360 days; and
●	Amounts past due by more than 360 days.

Also in your response tell us whether you pay claims on policies where the policyholder is past due on its premium payments to you. If so, tell us the business purpose for such claims payments.

For purposes of evaluating the recoverability of overdue balances, management considers but does not depend only on the age of the relevant accounts receivable. The adequacy of IGI’s past estimates as well as the high turnover ratio of receivables are also considered as main factors in evaluating the collectability of our accounts receivable. Furthermore, business relations remain ongoing and are maintained with a majority of the brokers that have overdue balances. Hence, collectability of the outstanding receivables is still highly probable either through cash settlement or by including the related pending transactions in the brokers’ future statements of account. Wherever as a result of formal chasing, management determines in any case that settlement of a receivable is not probable, such insurance policies are cancelled/reversed in a timely manner before exceeding 181 – 360 days.

[***] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission
January 17, 2020

IGI operates in the wholesale reinsurance industry with underwritten risks spread globally and each region has a set payment trend based on its prevailing local market practice. In effect, some regions show slow payment trends in contrast to others. We have experienced historical trends of slow collection patterns in overdue receivables for non-bureau business in certain regions such as the Middle East and Africa, where ultimately due premiums have been recovered in full. IGI’s historical experience indicates that insurance receivables which are less than 360 days overdue are typically paid even if delayed and IGI has not experienced significant defaults for overdue insurance receivables of up to 360 days. In view of this, management believes that insurance receivables that appear in the aging buckets of 181days to 360 days are mostly likely to be recovered and do not need to be fully provided for as ‘receivables in default’.

IGI uses a debtor provision matrix (which is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment) to provide for expected losses based on historical default trends and fully provides for anything older than 360 days.

As requested by the SEC staff, the following table provides an aging analysis of receivables arising from insurance and reinsurance contracts.

		Days Past Due
	Not Due	Up to 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	Total
December 31, 2018 Insurance Receivables	$61,301,057	$30,734,929	$9,419,144	$4,811,908	$1,980,593	—	$108,247,631
June 30, 2019 Insurance Receivables	$79,344,330	$34,363,806	$3,250,785	$4,041,819	$1,058,793	—	$122,059,533

Finally, we confirm that IGI does not pay claims on policies where the policyholder is past due on premium payments, except for cases where the broker confirms that the due premium is in the process of being settled.

International General Insurance Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 2: Basis of Preparation

Significant accounting judgements, estimates and assumptions

Investment properties, page F-109

21.	You disclose here and on pages F-113 and F-114 that investment properties are stated at fair value which is determined based on valuations performed by professional independent valuers. To the extent the fair value of investment properties reflected in your financial statements was determined by these independent valuers, please revise your disclosure to name these valuers and provide their consent. On the other hand, if you determined the fair value of these investments and in doing so considered or relied in part upon a report of these third party specialists, revise your disclosure to clarify accordingly. Refer to Rule 436 of the Securities Act and Question 233.02 of Compliance and Disclosure Interpretations related to Securities Act Rules.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-90, F-103, F-106 and F-107 of the Registration Statement.

[***] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission
January 17, 2020

Note 24: Commitments and Contingencies

Litigations, page F-126

22.	You disclose the existence of arbitration with certain reinsurers related to your outward reinsurance program for the years 2012 to 2017. You go on to indicate that no provision for any liability has been made and that you provide no further information because it could prejudice your position in the arbitration proceeding. Please address the following:

●	As it appears that this arbitration relates to insurance risk that you ceded to these reinsurers, tell us why you would need to record a liability due to these reinsurers. In your response clarify for us whether they paid claims to you and are seeking reimbursement or if you have recorded reinsurance recoverables for which you have not provided a valuation allowance for lack of collectibility.

●	Tell us the amount in dispute and why you do not disclose it under IAS 37.85. In this regard, financial statement users have no indication of the magnitude of this dispute and it does not appear that the amount involved would prejudice your position in the arbitration proceeding; we presume that the reinsurers know either the amount they paid for which they seek reimbursement or the amount you are claiming under the reinsurance contracts.

The company’s disclosure of the contingent liability related to the arbitration proceedings is intended to comply with IAS 37.92.  IAS 37.92 covers disclosures where some or all of the information required regarding provisions, contingent liabilities or contingent assets can be expected to prejudice seriously the positions of the entity in a dispute with other parties.  Where this is the case, IAS 37.92 provides that the entity should disclose (1) the general nature of the dispute and (2) the fact that, and the reason why, the information has not been disclosed.  We believe that disclosure under IAS 37.85 is not implicated in the present case because IAS 37.85 pertains to provisions rather than contingent liabilities.

With respect to the remainder of this response, we request, pursuant to Commission Rule 83, confidential treatment from disclosure under the Freedom of Information Act or otherwise. If any request is made for disclosure of the remainder of this response, we would appreciate being notified promptly, so that we may provide further support for our request of confidentiality.

[***].

Note 27: Risk Management

Insurance risk, page F-130

23.	The sensitivity analysis you provide on page F-131 related to the impact of potential changes in your claims reserve estimates at December 31, 2018 and 2017 merely multiplies your claims reserves (both gross and net of reinsurance recoverables) by 5%. As any financial statement user could recompute these impacts, tell us how your disclosure provides meaningful information to investors and how it represents reasonably possible changes in underlying assumptions as stipulated in IFRS 4.39A(a). In your response, also tell us why a 5% change in your gross claims liability would result in a 5%change in the net claims liability when it seems like the various attachment points associated with your reinsurance agreements might result in a different impact on your reinsurance recoverable.

IGI acknowledges the SEC staff’s position.  Although IGI respectfully believes the current disclosure meets the requirements of IFRS and is consistent with other insurance companies who report under IFRS, we have included on pages 254 and F-121 of the Registration Statement a revised sensitivity analysis as illustrated below.

The analysis below shows the estimated impact on gross and net insurance contracts claims liabilities and on profit before tax, of potential reserve deviations on ultimate claims development at gross and net level from that reported in the statement of financial position as at December 31, 2018 and 2017.

In selecting the volatility factors, we have illustrated the sensitivity of the net claims to a standard variation in the gross outstanding claims.  The choices of variation (7.5% and 5%) are illustrative but are consistent with what we would consider representative of a reasonable potential for variation.  The illustrated variations do not represent limits of the potential variation and actual variation could significantly vary from the illustrated values.

[***] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission
January 17, 2020

Sensitivity	Gross Loss Sensitivity Factor	Impact of increase on gross outstanding claims	Impact of decrease on gross outstanding claims	Impact of increase on net outstanding claims	Impact of decrease on net outstanding claims	Impact of increase on profit before tax	Impact of decrease on profit before tax
	%
2018	7.5%	$28,828,488	$(28,828,488)	$15,297,751	$(15,295,476)	$(15,297,751)	$15,295,476
2018	5.0%	19,218,992	(19,218,992)	10,198,880	(10,196,605)	(10,198,88 0)	10,196,605
2017	7.5%	28,742,058	(28,742,058)	14,748,879	(14,746,604)	(14,748,879)	14,746,604
2017	5.0%	19,161,372	(19,161,372)	9,832,965	(9,830,690)	(9,832,965)	9,830,690

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further questions or comments, please feel free to contact me at 212-277-4004 or Michael.Levitt@Freshfields.com.

Sincerely,

/s/ Michael Levitt
Michael Levitt

cc:	Wasef Jabsheh Hatem Jabsheh Pervez Rizvi Rawan Alsulaiman International General Insurance Holdings Ltd. Andrew Poole Tiberius Acquisition Corporation Jeffrey Rubin Stuart Neuhauser Matthew Gray
Ellenoff Grossman & Schole LLP

[***] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83.